Exhibit 99.2
June 21, 2010
Dear Ralcorp Customer:
I am writing to inform you about an exciting development for Ralcorp.
Today we announced an agreement to acquire American Italian Pasta Company (“AIPC”). We are very excited about this transaction, which represents a significant milestone for Ralcorp. A copy of the press release issued earlier today is attached for your convenience.
AIPC, the largest producer of dry pasta in North America, will be an excellent complement to our existing portfolio. This transaction further strengthens our position as a leading provider of branded and private label food products. This transaction will allow us to offer you more than 220 different shapes and varieties of pasta, in addition to the products Ralcorp already provides for your organization. We also expect that, as a stronger company, Ralcorp will be better suited to meet your needs. Let us reassure you that we remain 100% committed to our customers, and we look forward to continuing to meet and exceed your expectations.
Throughout this process and following the close of the transaction, which we expect to occur in Ralcorp’s fourth quarter ending September 30, 2010, it will be business as usual at Ralcorp. Your day-to-day customer contacts will remain the same, and we expect the transition of AIPC’s operations to be seamless. As always, if you have any questions please reach out to your regular customer service representative who will be available to answer questions you may have.
We thank you for your continued loyalty and support. We appreciate your business and we look forward to continuing to provide you with best-in-class products and service for many years to come.

Sincerely,

Kevin J. Hunt	David P. Skarie
Co-Chief Executive Officer and President	Co-Chief Executive Officer and President
Ralcorp Holdings	Ralcorp Holdings
Important Information
This letter is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell any securities of AIPC. Ralcorp has not commenced a tender offer for shares of AIPC common stock. The solicitation and offer to purchase shares of AIPC common stock will only be made pursuant to a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents.
Upon commencement of the tender offer, Ralcorp will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. In addition, AIPC will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. These documents will contain important information, including the terms and conditions of the tender offer. Investors and security holders are urged to read each of these documents and any amendments to these documents carefully when they are available prior to making any decisions with respect to the tender offer.

Investors and security holders will be able to obtain free copies of these materials (when available) and other documents filed with the SEC by Ralcorp or AIPC through the web site maintained by the SEC at www.sec.gov. In addition, Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents may be obtained (when available) for free by contacting Ralcorp at 800 Market Street, Suite 2900, St. Louis, MO 63101, (314) 877-7000 and the Schedule 14D-9 may be obtained (when available) for free by contacting AIPC at 4100 N. Mulberry Drive, Suite 200, Kansas City, Missouri 64116, (816) 584-5000.